Mail Stop 3561

March 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Peter R. Ingram, Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

      Re: Hawaiian Holdings, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 23, 2006
              File No. 001-31443

Dear Mr. Ingram:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief